SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________________

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Comshare, Incorporated
(Name of Subject Company (Issuer))

Conductor Acquisition Corp.
(Offeror)
an indirect wholly-owned subsidiary of
Geac Computer Corporation Limited
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

205912108
(CUSIP Number of Class of Securities)

Paul D. Birch
President and CEO
Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
(905) 475-0525
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Robert W. Sweet, Jr., Esquire
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibit.
Exhibit Index
Ex-99.1 Press Release dated June 23, 2003
Ex-99.2 Paul Birch script for conference call
Ex-99.3 Dennis Ganster script for conference call
Ex-99.4 Key messages/talking points

Item 12. Exhibit.

99.1	Press release issued on June 23, 2003.
99.2	Paul Birch script for conference call on June 23, 2003.
99.3	Dennis Ganster script for conference call on June 23, 2003.
99.4	Key messages/talking points for conference call on June 23, 2003.

Exhibit Index

Exhibit
No.	Description

99.1	Press release issued on June 23, 2003.
99.2	Paul Birch script for conference call on June 23, 2003.
99.3	Dennis Ganster script for conference call on June 23, 2003.
99.4	Key messages/talking points for conference call on June 23, 2003.